Four Doors

Dear investors,

This journey in making this movie has been longer than we were expecting, with the events that happened last year with the strikes significantly affecting us and everyone else. But just like a great movie we're entering act 3 knowing everything that we've overcome has led us to where we are now: making a movie that we can all be proud of this Spring. We're excited to start production in just over two months and to share more of the behind the scenes pictures and scenes as we're shooting with you the investor. It's our goal to make a movie that you can be proud that you invested in and ultimately make your investment a financially good one as well. We will do everything in our power to make this happen.

We need your help!

Now that we have a set shooting date any extra investments help as the one part we're holding off to till close to the production is the main role. The more money we have the bigger a name we can try and get which will make the movie more sellable, and ultimately make our investors more money. If you know anyone that might be interested in investing let us know and we'd be happy to chat with them.

Sincerely,

Greg Bekkers

Producer

Zach Koepp

Co-owner

How did we do this year?

REPORT CARD

B+

☺ The Good

We rewrote the script and now have Jeffrey Reddick, the creator of Final Destination, on as a co-writer.

We have set a shooting date for spring 2024. We will be shooting very soon.

We found our DP and most of our crew that is as passionate about the the movie as we are and in making an amazing movie.

☹ The Bad

The writer's and actor's strike. That slowed all our timelines down significantly.

Raising more money. Every production says this, but we wish we could raise a bit more money to realize our ideal vision of the movie.

Not shooting in 2023 which was our goal. But we have our shoot set now for Spring and getting this movie made.

2023 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$12,755
Net Loss


IOU!

$116,944 **+24%**
Short Term Debt



$115,744
Raised in 2023



$81,549
Cash on Hand

INCOME BALANCE NARRATIVE



Revenues   Profit

$0

-$950

$0

-$12,755

2022   2023

Net Margin: 0%   **Gross Margin:** 0%   **Return on Assets:** -12%   **Earnings per Share:** $0.00   **Revenue per Employee:** $0

Cash to Assets: 79%   **Revenue to Receivables:** ~   **Debt Ratio:** 113%

📄 FourDoors_GAAP_Financial_Report.docx__1_.pdf

We ❤️ Our 77 Investors

Thank You For Believing In Us

Andre Harrell	Jon Cacciatore	BENJAMIN MOORE	James R True	Patrick Kirby Russell	Marie Cheryl Molden
Alan Jacobson	Ford Fischer	Arnold Luima	Antonio Hinson	William Malkames	Cody Heisinger
Cohen Joe	Florence F Akande	Danny Mathis	Karoly Nan Repasi	Richard Liu	John Varner
Frank Priefler	Luis Sotolongo	Nathaniel Armstrong	David Moran	Joseph Caveness	Wayne Prins
Kevin Fulmer	Nina Rossetti	Jose Martinez	Nic Christian	Bob Getty	Christopher Mccollun
C P	Kristy Vandenberg	Logesh Radhakrishnan	Christopher Rossi	Charlotta Remschel	Russell Dowe
Paul Ivan Kato	Stephanie Brown	Maylen Martin	Philip Junior D. Yu	Jason Wildes	Matthew Holliday
John Komenda	Jonathan Hendrickson	Mark Todaro	Thomas Bekkers	Greg Christian	M S
Peter Jorgenson	C Hopson	Steven Haas	Gustavo Gonzalez	Gedaly Guberek	Roy W Bickings
Matthew Nichols	Kurt Bembridge	James M Pendergraph	John Shahidi	Gabriel Hernandez	Ben Goodchild
Willie Rainwater	Debbie Pryse	Ken Llamas	Joseph MacDonald	William Johnson, IV	

Thank You!

From the Four Doors Team





Zach Koepp
Writer/Director

Writer/Director of The Willowbrook sold to Gravitas Ventures. Co-Chair of Middle Eastern Writer's Committee in the Writer's Guild of America. Numerous rewrites and...

Greg Bekkers
Producer

Producer The Willowbrook distributed by Gravitas Ventures. Talent Manager and owner of Apollo Management with over 8 years experience managing actors and...



Jeffrey Reddick
Producer

Jeffrey Reddick is best known for creating the Final Destination film franchise, one of the most profitable franchis...



Alexi Ouzas 🔗
Executive Producer

Has had a film premiere in Official Selection at the Venice Film Festival. Had films acquired by Netflix and Stan, released...

Details

The Board of Directors

Director	Occupation	Joined
Greg Bekkers	Owner @ Apollo Management	2022
Zach Koepp	Owner @ Rag Tag Productions	2022

Officers

Officer	Title	Joined
Greg Bekkers	CEO	2022
Zach Koepp	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Zach Koepp	0 Membership Interest	50.0%
Greg Bekkers	0 Membership Interest	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2023	$115,744		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants: 0
Options: 0

Form C Risks:

Another risk is if the movie is done very badly. In that case it would not be seen and interest in it would be low.

Getting no name actors on board. The actors on board are very important in selling and marketing the movie. It is key to have the best names on board.

Not having enough money for marketing. Especially in the indie space marketing is extremely important to be seen. If you make a great movie and no one knows about it then it's not a success. Marketing is extremely important and something not enough indie filmmakers prioritize.

The biggest risk is producing a film project without distribution. That's why we're lucky that we already have Gravitas Ventures on board. Without distribution no one sees the movie.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business. In order to prosper, the success of the Company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. The film industry can never guarantee how much a movie will make, these are only projections.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the voting members may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the voting members may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The voting members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The voting members have the right to redeem their securities at any time. voting members could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;

the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Four Doors Film LLC

California Limited Liability Company
Organized August 2022
2 employees
4251 Tujunga Ave
Unit 11
Studio City CA 91604 http://www.apollo-management.com

Business Description

Refer to the Four Doors profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Four Doors has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filed late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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